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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                    Subject Company: Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is a message to HP employees from HP. This message is posted on HP's internal web site.


                                EMPLOYEE MESSAGE

In recent days, the Hewlett-Packard board of directors met to consider the re-nomination of Walter Hewlett as a director to the board. We'd like to take a few minutes to explain the decision we made and how we made it -- as well as a few issues related to that decision.

Let us start by conveying categorically that Mr. Hewlett's allegations in his March 28th lawsuit are completely baseless and we intend to contest them vigorously. Yesterday, we filed a motion in Delaware court to dismiss the suit. The allegations that HP bought votes from Deutsche Bank or improperly coerced the firm to change its votes are false. In addition, Walter Hewlett's allegations that HP shareowners were misinformed about integration are without foundation.

This proxy contest has been waged in the court of public opinion for many months. There are more facts and figures about this merger in full view of shareowners than any other merger in corporate history. After considering all of the information at their disposal, shareowners have made their decision. It's time we let the votes be counted and whoever gets more votes wins. That's what real corporate democracy is all about.

Mr. Hewlett's legal action is especially regrettable because the board was trying to put this proxy contest behind us and move forward as a unified board. On March 19, immediately following the shareowner meeting, at Carly Fiorina's encouragement, Sam Ginn, chairman of the board's nominating and governance committee, met with Walter Hewlett to reach out and re-establish a constructive working relationship. On Wednesday March 27, the nominating committee convened all of the independent directors into executive session, including Walter Hewlett, to continue these discussions. Based on these deliberations and representations made by Walter Hewlett in the meetings, the HP Board unanimously determined to re-nominate him.

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Our decision to re-nominate Mr. Hewlett was based on several factors, including special consideration for HP employees who hold Mr. Hewlett and his father's legacy in high esteem; our desire to demonstrate our willingness to work together with the Hewlett and Packard families to be good stewards of this proud company; and our commitment to proving that this board not only tolerates different views, we embrace them.

In our board deliberations on March 27, Mr. Hewlett committed to support this company's strategy and our management team and do all he could to work for the successful implementation of the merger if it is approved.

In those meetings, Walter Hewlett expressed no concerns nor asked any questions about HP's conduct of the proxy contest or disclosures related to integration planning. He said nothing at all about the fact he was filing a lawsuit against the company the following morning. He gave no cause for concern whatsoever that would suggest we did not all share the same objective -- to find common ground and move forward together for the good of all who care about HP.

The board was shocked therefore when just hours after these meetings, Walter Hewlett filed a lawsuit against the company continuing his assault on the integrity of the HP board and management team. In essence, Walter Hewlett continues to allege -- now in the courts -- that the board and management team are systematically deceiving shareowners. We will not standby and let this go unchallenged.

As a director, Walter Hewlett has every right to disagree with this merger. But that right also carries with it the responsibility to voice his concerns openly and honestly. Vigorous debate leads to better decisions. When the debate is over and a decision is made, there is also a time to move on.

In a speech to the Council of Institutional Investors one week ago today, Mr. Hewlett spoke about the importance of transparency and accountability in the governance of



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corporations. He spoke about principled actions. He spoke about democracy, fiduciary responsibility and ethics in the boardroom.

But corporate democracy, transparency, accountability and fiduciary responsibility are not platitudes to dress up speeches and please crowds. They are actions to be practiced during the hard discussions that take place in the boardroom on behalf of shareowners and they are inherently based on candor between board members and management.

Mr. Hewlett's latest actions have again violated basic principles of trust and his ongoing adversarial relationship with the company now undermines the board's ability to effectively conduct business. After consulting with Columbia law school professor John Coffee, a national corporate governance expert, on considerations related to pending and continuing litigation and its impact on our ability to have a collegial and cohesive board, the board unanimously concluded that we cannot re-nominate Walter Hewlett to HP's board.

In related news, the board announced that five Compaq board members will join the new company's board pending legal closure of the merger. They include:
Lawrence T. Babbio, Jr., vice chairman and president of Verizon Communications, Inc.; Michael D. Capellas, chairman and chief executive officer of Compaq Computer Corporation; Sanford M. Litvack, former vice chairman of The Walt Disney Company; Thomas J. Perkins, general partner of Kleiner, Perkins, Caufield & Byers; and Lucille S. Salhany, co-president and chief executive officer of LifeFX Networks, Inc. The new board will consist of 10 independent outside directors compared to six on HP's current board.

We're excited about the experience and insights these new directors will bring as we take on the important work of building on this great company's legacy of market leadership, customer service, innovation and growth by setting the pace and being the best place to work in our industry.


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FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including predictions regarding the outcome and certification of the vote on the Merger or the closing of the Merger; statements regarding future improvement of HP generally or specifically its profitability, earnings, revenues, synergies, accretion or other financial items; statements about the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans; any statements concerning proposed new products, services, developments or industry rankings; statements regarding future economic conditions or performance; statements of belief; and statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the actual certified results of the vote on the proposal to issue shares of HP common stock in connection with the Merger; the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391.


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